Condensed Consolidated Interim Financial Statements

Points International Ltd.
March 31, 2019

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	March 31,	December 31,
		2019	2018 (a)
ASSETS
Current assets
Cash and cash equivalents		$68,321	$69,131
Restricted cash		500	500
Funds receivable from payment processors		7,578	13,512
Accounts receivable		7,090	9,318
Prepaid taxes		374	383
Prepaid expenses and other assets	10	3,617	3,618
Total current assets		$87,480	$96,462

Non-current assets
Property and equipment		2,583	2,351
Right-of-use assets	3	3,905	-
Intangible assets		13,668	13,952
Goodwill		7,130	7,130
Deferred tax assets		2,406	2,645
Total non-current assets		$29,692	$26,078
Total assets		$117,172	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$8,590	$9,489
Income taxes payable		47	117
Payable to loyalty program partners		64,636	69,749
Current portion of lease liabilities	3	1,243	-
Current portion of other liabilities	10	1,085	1,680
Total current liabilities		$75,601	$81,035

Non-current liabilities
Lease liabilities	3	3,107	-
Other liabilities		97	495
Total non-current liabilities		$3,204	$495

Total liabilities		$78,805	$81,530

SHAREHOLDERS’ EQUITY
Share capital		53,747	53,886
Contributed surplus		-	4,446
Accumulated other comprehensive loss		(264)	(646)
Accumulated deficit		(15,116)	(16,676)
Total shareholders’ equity		$38,367	$41,010
Total liabilities and shareholders’ equity		$117,172	$122,540
Guarantees and Commitments	8
Credit Facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements. (a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31	Note	2019	2018 (a)

REVENUE
Principal		$90,006	$83,307
Other partner revenue		5,937	5,803
Total Revenue	4	95,943	89,110
Direct cost of revenue		82,577	75,594
Gross Profit		$13,366	$13,516

OPERATING EXPENSES
Employment costs		7,636	6,714
Marketing and communications		379	403
Technology services		617	495
Depreciation and amortization		1,142	866
Foreign exchange gain		(244)	(158)
Other operating expenses		1,580	2,153
Total Operating Expenses		$11,110	$10,473

Finance income		(262)	(77)
Finance costs		76	-

INCOME BEFORE INCOME TAXES		$2,442	$3,120

Income tax expense		685	862
NET INCOME		$1,757	$2,258

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		238	(430)
Income tax effect		(63)	113
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		249	(171)
Income tax effect		(66)	45

Foreign currency translation adjustment		24	-

Other comprehensive income (loss) for the period, net of income tax		$382	$(443)

TOTAL COMPREHENSIVE INCOME		$(2,139	$1,815
EARNINGS PER SHARE
Basic earnings per share	6	$0.13	$0.16
Diluted earnings per share	6	$0.12	$0.16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States					Accumulated
dollars except number of shares					other		Total
(Unaudited)				Contributed	comprehensive	Accumulated	shareholders’
		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of	Amount
		Shares

Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income		-	-	-	-	1,757	1,757
Other comprehensive income, net of tax		-	-	-	382	-	382
Total comprehensive income		-	-	-	382	1,757	2,139
Effect of share option compensation plan	7	-	-	146	-	-	146
Effect of RSU compensation plan	7	-	-	1,071	-	-	1,071
Share issuances – options exercised		2,338	28	(7)	-	-	21
Settlement of RSUs	7	-	1,277	(4,242)	-	-	(2,965)
Share capital held in trust	7	-	(599)	-	-	-	(599)
Shares repurchased and cancelled	5	(219,641)	(845)	(1,414)	-	(197)	(2,456)
Balance at March 31, 2019		13,894,561	$53,747	$-	$(264)	$(15,116)	$38,367

Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income		-	-	-	-	2,258	2,258
Other comprehensive loss, net of tax		-	-	-	(443)	-	(443)
Total comprehensive income		-	-	-	(443)	2,258	1,815
Effect of share option compensation plan	7	-	-	33	-	-	33
Effect of RSU compensation plan	7	-	-	942	-	-	942
Share issuances – RSUs			722	(722)	-	-	-
Share capital held in trust	7	-	(2,804)	-	-	-	(2,804)
Shares repurchased and cancelled	5	(133,463)	(499)	(945)	-	-	(1,444)
Balance at March 31, 2018		14,427,987	$53,813	$9,955	$(69)	$(22,210)	$41,489

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31	Note	2019	2018 (a)

Cash flows from operating activities
Net income for the period		$1,757	$2,258
Adjustments for:
Depreciation of property and equipment		288	221
Depreciation of right-of-use assets		283	-
Amortization of intangible assets		571	645
Unrealized foreign exchange (gain) loss		(123)	420
Equity-settled share-based payment transactions	7	1,217	975
Finance costs		76	-
Deferred income tax expense (recovery)		110	(194)
Unrealized net gain (loss) on derivative contracts designated as cash flow
		487	(601)
hedges
Changes in non-cash balances related to operations	9	1,471	8,817
Interest paid		(76)	-
Net cash provided by operating activities		$6,061	$12,541

Cash flows from investing activities
Acquisition of property and equipment		(520)	(314)
Additions to intangible assets		(287)	(297)
Net cash used in investing activities		$(807)	$(611)

Cash flows from financing activities
Payment of lease liabilities		(212)	-
Proceeds from exercise of share options		21	-
Shares repurchased and cancelled	5	(2,456)	(1,444)
Purchase of share capital held in trust	7	(599)	(2,804)
Taxes paid on net settlement of RSUs		(2,965)	-
Net cash used in financing activities		$(6,211)	$(4,248)

Effect of exchange rate fluctuations on cash held		147	(420)

Net increase in cash and cash equivalents		$(810)	$7,262
Cash and cash equivalents at beginning of the period		$69,131	$63,514
Cash and cash equivalents at end of the period		$68,321	$70,776

Interest Received		$262	$(60)
Taxes Paid		$(614)	$(1,127)

Amounts received for interest and paid for taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2019 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see Note 4 below)

Segment	Principal Activities
Loyalty Currency Retailing	Consists primarily of products and services that facilitate the sale or transfer of loyalty currency direct to loyalty program members.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty programs and third party channels.
Points Travel	White-label travel booking solution for the loyalty industry that allows consumers to earn and redeem their loyalty currency while making hotel bookings and car rentals online

The Corporation’s operations are not subject to significant seasonal fluctuations.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these first quarter 2019 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2018 and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018. All amounts are expressed in thousands of United States dollars (“USD”), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 9, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of applications as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2018.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2019

  IFRS 16, Leases (“IFRS 16”)

Effective January 1, 2019, the Corporation adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Corporation adopted IFRS 16 using a modified retrospective approach. Accordingly comparative information presented for 2018 has not been restated. On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Corporation applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease were not reassessed. The Corporation’s leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at the Corporation’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Corporation has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon the Corporation’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

The Corporation has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Corporation has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below:

Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

When measuring lease liabilities for leases that were classified as operating leases under IAS 17, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 5.30% .

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Jan. 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Corporation’s 2018 consolidated financial statements	$7,401
Discounted using the incremental borrowing rate at January 1, 2019	$6,573
Recognition exemption for leases of low-value assets	(6)
Extension options reasonably certain to be exercised	365
Certain costs for which the Corporation is contractually committed under lease contracts but are not accounted for as a lease liability, such as variable lease payments not tied to an index or rate	(2,457)
Lease liabilities recognized at January 1, 2019	$4,475

IFRS 16 replaces the straight-line operating lease expense recorded under IAS 17 with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs. During the three months ended March 31, 2019, the Corporation recognized depreciation of right-of-use assets of $283 and finance cost from these leases of $76. The expense related to variable lease payments not included in the measurement of lease obligations was $253.

The Corporation has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Corporation is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

The Corporation also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that the Corporation would have to pay for a loan of similar term, with similar security, to obtain asset of similar value.

The following standards or amendments are also effective from January 1, 2019, but they do not have a material impact on the Corporation’s condensed consolidated interim financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.

(b) Right-of-use assets and Lease liabilities

At inception of a contract, the Corporation assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes right-of-use assets and lease liabilities at the lease commencement date. After the initial adoption date, the right-of-use asset is initially measured at cost, which comprises:

  The amount of the initial measurement of the lease liability;
  Any lease payments made at or before the commencement date, less any lease incentives received;
  Any initial direct costs incurred; and
  An estimate of costs to dismantle or remove the underlying asset, or restore the asset to the condition required by the terms and conditions of the lease.

Subsequent to initial measurement, right-of-use assets are measured at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset are depreciated on a straight-line basis over the term of the lease, or the estimated useful life of the right-of-use assets if the Corporation expects to obtain the ownership of the leased asset at the end of the lease. The lease term includes the non-cancellable period of the lease and optional renewable periods that the Corporation is reasonably certain to extend.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

After initial recognition, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase option, extension option or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of lease liability.

4. OPERATING SEGMENTS

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services.

The Corporation’s measure of segment profit or loss is represented by Contribution, which is used by the Chief Operating Decision Maker (“CODM”) in reviewing segment results and making resource allocation decisions. Contribution is defined as gross profit (total revenue less direct cost of revenue) for the relevant operating segment less direct adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes. There have been no changes in the Corporation’s determination of its reportable segments.

For the three months ended March 31, 2019:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$93,618	$1,891	$434	$95,943
Direct cost of revenue	82,433	140	4	82,577
Gross profit	11,185	1,751	430	13,366
Direct adjusted operating expenses	3,185	947	1,563	5,695
Contribution	$8,000	$804	$(1,133)	$7,671
Indirect adjusted operating expenses[1]				3,300
Finance income				(262)
Finance costs				76
Equity-settled share-based payment expense				1,217
Income tax expense				685
Depreciation and amortization				1,142
Foreign exchange gain				(244)
Net income				$1,757

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

For the three months ended March 31, 2018(a):	Loyalty Currency Retailing	Platform Partners	Points Travel	Total

Total revenue	$86,607	$2,037	$466	$89,110
Direct cost of revenue	75,448	134	12	75,594
Gross profit	11,159	1,903	454	13,516
Direct adjusted operating expenses	3,254	1,015	1,270	5,539
Contribution	$7,905	$888	$(816)	$7,977
Indirect adjusted operating expenses[1]				3,251
Finance income				(77)
Equity-settled share-based payment expense				975
Income tax expense				862
Depreciation and amortization				866
Foreign exchange gain				(158)
Net income				$2,258

(a) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3.

1 Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

Enterprise-wide disclosures - Geographic information

	2019		2018
For the three months ended March 31
Revenue
United States	$85,153	89%	$76,561	86%
Europe	5,589	6%	8,773	10%
Other	5,201	5%	3,776	4%
	$95,943	100%	$89,110	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. As at March 31, 2019, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three months ended March 31, 2019, there were three (2018 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 70% (2018 – 67%) of the Corporation’s total revenue.

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Additionally, accumulated other comprehensive income (loss) also includes the cumulative translation adjustment for the translation of subsidiary who have non-USD functional currency.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. On August 9, 2017 the TSX accepted the Corporation’s notice of intention to make a NCIB to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation had entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase. By June 30, 2018, a total of 743,468 shares were repurchased and cancelled under this NCIB.

On August 14, 2018, the NCIB program was renewed with a total of 710,893 shares to be repurchased under this 2018 plan (the “2018 Repurchase”), representing 5% of its 14,217,860 shares issued and outstanding as of July 31, 2018. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2018 Repurchase.

The primary purpose of the 2017 and 2018 Repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation’s written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation’s cash position, and other factors.

During the three months ended March 31, 2019, the Corporation repurchased and cancelled 219,641 common shares (2018 – 133,463) at an aggregate purchase price of $2,456 (2018 - $1,444), resulting in a reduction of share capital and contributed surplus of $845 and $1,414, respectively (2018 - $499 and $945), in addition to an increase in accumulated deficit of $197 (2018 - nil). These purchases were made under the 2017 and 2018 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the respective NCIB.

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended March 31
	2019	2018
Net income available to common shareholders for basic and diluted earnings per share	$1,757	$2,258
Weighted average number of common shares outstanding – basic	14,003,876	14,474,625
Effect of dilutive securities	106,647	46,439
Weighted average number of common shares outstanding – diluted	14,110,523	14,521,064
Earnings per share – reported
Basic	$0.13	$0.16
Diluted	$0.12	$0.16

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

a)    Diluted earnings per share

Diluted earnings per share represents the net income per share if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the weighted average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The weighted average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

As at March 31, 2019, 109,169 options (2018 – 221,573) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

7. SHARE-BASED PAYMENTS

As at March 31, 2019, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period or based on performance metrics and expire at the end of five or six years from the grant date, or may be subject to non-market performance conditions established by the Board of Directors. During the three months ended March 31, 2019, the Corporation granted 108,000 performance-based share options (2018 – nil) to executives to acquire shares of the Corporation, which vest on the achievement of the associated performance targets. On the date of grant, the Company estimates the expected vesting date for purposes of estimating the option life and recording the related expense. These options vest as performance targets are satisfied and expire at the end of six years. Under the plan, share options can only be settled in equity.

The share option plan authorized the number of net options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at March 31, 2019 and 2018 are shown in the table below:

	March 31, 2019	March 31, 2018
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(1,234,857)	(612,976)
Options available for grant	295,003	916,884

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. The fair value of options granted during the three months ended March 31, 2019 were calculated using the following assumptions.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

2019
Dividend yield	NIL
Risk free rate	1.60% - 1.64%
Expected volatility	40.79% - 43.76%
Expected life of options in years	3.10 – 6.00
Weighted average fair value of options granted (CAD)	$5.23 - $7.54

The Corporation did not grant any share options during the three month period ended March 31, 2018.

A summary of the status of the Corporation’s share option plan as of March 31, 2019 and 2018, and changes during the three months ended on those dates is presented below.

	2019		2018
	Number	Weighted Average		Weighted Average
	of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of period	1,229,040	$15.00	615,843	$16.00
Granted	108,000	$17.05	-	-
Exercised	(2,338)	$12.34	-	-
Expired and forfeited	(99,845)	$30.84	(2,867)	$15.94
End of period	1,234,857	$13.90	612,976	$16.00
Exercisable at end of period	196,857	$12.05	601,127	$16.08

As at March 31, 2019:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
Range of		remaining	average	Number	average
Exercise Prices	Number of	contractual life	exercise price	of	exercise price
(in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	22,280	1.95	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	1,103,408	4.97	$ 13.67	173,408	$ 12.27
$15.00 to $19.99	109,169	4.92	$ 17.08	1,169	$ 19.82
	1,234,857			196,857

As at March 31, 2018:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
		remaining	average	Number	average
Range of Exercise	Number of	contractual life	exercise price	of	exercise price
Prices (in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	39,401	2.95	$ 9.89	39,401	$ 9.89
$10.00 to $14.99	352,002	2.06	$ 12.27	340,153	$ 12.27
$15.00 to $19.99	116,503	0.18	$ 15.98	116,503	$ 15.98
$20.00 and over	105,070	0.96	$ 30.84	105,070	$ 30.84
	612,976			601,127

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. During the three months ended March 31, 2019, 334,534 RSUs were granted (2018 – 66,308). As at March 31, 2019, 536,533 RSUs were outstanding (2018 – 690,824 RSUs).

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2019	657,727	$ 11.50
Granted	334,534	$ 17.05
Vested	(452,164)	$ 12.53
Forfeited	(3,564)	$ 11.30
Balance at March 31, 2019	536,533	$ 14.09

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2018	711,936	$ 10.16
Granted	66,308	$ 13.76
Vested	(84,553)	$ 11.00
Forfeited	(2,867)	$ 11.94
Balance at March 31, 2018	690,824	$ 10.34

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. There were 60,000 share units purchased by the trust at a cost of $599 during the three months ended March 31, 2019 (2018 – 248,115 shares at a cost of $2,804). In addition, commencing in 2018, the Corporation paid withholding taxes in cash rather than reselling shares held in trust into the market. During the three months ended March 31, 2019, 452,164 RSUs (2018 – 84,553) vested, for which the Corporation settled 220,538 RSUs (2018 – 84,553) through the issuance of shares held in trust and paid $2,965 (2018 – nil) of withholding taxes.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. For the three months ended March 31, 2019, the compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,217 (2018 - $975).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

8. GUARANTEES AND COMMITMENTS

	Total	Year 1	(2)	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1) (2)	392,493	88,879		84,529	81,249	50,679	87,157

(1)

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

9. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three months ended March 31	2019	2018
Decrease in funds receivable from payment processors	$5,934	$8,672
Decrease in accounts receivable	2,228	480
Decrease in prepaid taxes	9	48
(Decrease) Increase in prepaid expenses and other assets(1)	(108)	80
Decrease in other assets	-	11
Decrease in accounts payable and accrued liabilities	(899)	(193)
Decrease in income taxes payable	(70)	(87)
(Decrease) increase in other liabilities(1)	(510)	28
Decrease in payable to loyalty program partners	(5,113)	(222)
	$1,471	$8,817

(1)	The Corporation has adopted IFRS 16 at January 1, 2019, using the modified retrospective approach. Please refer to note 3(a) for the transitional impact of adopting IFRS 16.

10. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at March 31, 2019 and 2018 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at March 31, 2019 and December 31, 2018 are as follows:

As at March 31, 2019	Carrying Value	Level 2

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(391)	(391)
	$(391)	$(391)
As at December 31, 2018	Carrying Value	Level 2

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(878)	(878)
	$(878)	$(878)

(i)	The carrying values of the Corporation’s foreign exchange forward contracts are included in current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2019 and December 31, 2018 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

11. CREDIT FACILITIES

On June 30, 2018, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. The following two facilities are available to the Corporation as of March 31, 2019:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2019. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“ Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2019. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities as at March 31, 2019. The Corporation did not have any borrowings as at or during the three months ended March 31, 2019 (December 31, 2018 – nil).

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